SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                       CCC INFORMATION SERVICES GROUP INC.
                       -----------------------------------
                                (Name of Issuer)


                          Common Stock, $0.10 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    12487Q198
                                 --------------
                                 (CUSIP Number)


Herbert S. Winokur, Jr.                                Mark E. Thierfelder, Esq.
Capricorn Investors III, L.P.                          O'Melveny & Myers LLP
c/o Capricorn Holdings III, LLC                        Times Square Tower
30 East Elm Street                                     7 Times Square
Greenwich, CT 06830                                    New York, New York 10036
(203) 861-6600                                         (212) 326-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 8, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN INVESTORS II, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         896,214
                                       -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       896,214
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         896,214
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN HOLDINGS, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         896,214
                                       -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       896,214
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         896,214
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN INVESTORS III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO, BK
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         1,333,641
                                       -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       1,333,641
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,333,641
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN HOLDINGS III, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO, BK
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         1,333,641
                                       -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       1,333,641
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,333,641
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HERBERT S. WINOKUR, JR.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO, BK
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         2,229,855
                                       -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       2,229,855
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,229,855
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

                  This Schedule 13D/A (Amendment No. 9) amends and supplements the Statement on Schedule 13D dated July 22, 1998 (as amended by the Schedule 13D/A (Amendment No. 1) dated August 11, 1998, the Schedule 13D/A (Amendment No.
2) dated February 2, 2001, the Schedule 13D/A (Amendment No. 3) dated February 23, 2001, the Schedule 13D/A (Amendment No. 4) dated December 5, 1001, the
Schedule 13D/A (Amendment No. 5) dated January 4, 2002, the Schedule 13D/A (Amendment No. 6) dated October 22, 2002, the Schedule 13D/A (Amendment No. 7) dated March 30, 2004 and the Schedule 13D/A (Amendment No. 8) dated July 28, 2004 (the "Statement")), filed by Capricorn Investors II, L.P. ("Capricorn II"), Capricorn Holdings, LLC ("Capricorn Holdings"), Capricorn Investors III, L.P. ("Capricorn III"), Capricorn Holdings III, LLC, ("Capricorn Holdings III") and Herbert S. Winokur, Jr. ("Winokur") with respect to the common stock, $0.10 par value, of CCC Information Services Group Inc. (the "Company" or "Issuer"). Capitalized terms used herein without definition have the meanings ascribed to them in the Statement, as amended to date.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

         Item 5 is amended by adding the following.

                  The Company's offer to purchase terminated on August 30, 2004. On September 8, 2004, the Company announced that shareholders of the Company had tendered a total of 25,229,409 shares of common stock. Because such shares exceeded the 11,200,000 shares that the Company had offered to purchase, and as contemplated by the Company's Offer to Purchase dated July 27, 2004, the Company purchased such tendered shares on a pro rata basis (except that odd lots, as defined in the Offer to Purchase, were purchased on a priority basis). The Company purchased tendered shares on September 8, 2004. Of the 1,559,880 shares tendered by Capricorn II and the 200,042 shares tendered by Capricorn III, the Company purchased 687,985 shares and 88,228 shares from Capricorn II and Capricorn III, respectively. Net proceeds received by Capricorn II and Capricorn III were $12,899,718.75 and $1,654,275.00, respectively.

         Item 5 is hereby further amended by adding the following, which amends and restates, in its entirety, the current beneficial ownership of the Company's common stock by Capricorn II, Capricorn Holdings, Capricorn III Capricorn Holdings III and Winokur:

                  As of the date hereof:

             o Capricorn II is the direct beneficial owner, and Capricorn Holdings is the indirect beneficial owner, of 896,214 shares of Common Stock, of which (i) 871,895 shares are issued and outstanding and (ii) 24,319 shares are issuable upon exercise of the Capricorn II Warrants, representing in the aggregate approximately 5.6% of the Company's Common Stock. Such percentage beneficial ownership has been determined based on 15,862,022 shares of Common Stock currently issued and outstanding, as set forth in the Company's press release dated September 8, 2004 announcing the results of the tender offer, and treating as outstanding the 24,319 shares of Common Stock issuable upon exercise of the Capricorn II Warrants (but without giving effect to the Capricorn III Warrants, the Capricorn III February Warrant, the exercise of any options to purchase shares or other rights to purchase or receive shares).

             o Capricorn III is the direct beneficial owner, and Capricorn Holdings III is the indirect beneficial owner, of 1,333,641 shares of Common Stock, of which (i) 111,814 shares are issued and outstanding, (ii) 21,827 shares are issuable upon exercise of the Capricorn III Warrants and (iii) 1,200,000 shares are issuable upon exercise of the Capricorn III February Warrant, representing in the aggregate approximately 7.8% of the Company's Common Stock. Such percentage beneficial ownership has been determined based on 15,862,022 shares of Common Stock currently issued and outstanding (as announced by the Company in the press release referred to above), and treating as outstanding the 1,221,827 shares of Common Stock issuable upon exercise of the Capricorn III Warrants and the Capricorn III February Warrant (but without giving effect to the Capricorn II Warrants, the exercise of any options to purchase shares or other rights to purchase or receive shares). Capricorn III is also the direct beneficial owner and Capricorn Holdings III is the indirect beneficial owner, of 100 shares of Series F Preferred Stock of the Company.

             o Winokur is the indirect beneficial owner of 2,229,855 shares of Common Stock, of which (i) 983,709 shares are issued and outstanding and owned directly by Capricorn II or Capricorn III, as described above, (ii) 46,146 shares are issuable upon exercise of the Capricorn II Warrants and the Capricorn III Warrants and (iii) 1,200,000 shares are issuable upon exercise of the Capricorn III February Warrant. Such 2,229,855 shares represent, in the aggregate, approximately 13% of the Company's Common Stock, based on 15,862,022 shares of Common Stock currently issued and outstanding, and treating as outstanding (1) the 46,146 shares of Common Stock issuable upon exercise of the Capricorn II Warrants, the Capricorn III Warrants, collectively and (2) the 1,200,000 shares of Common Stock issuable upon exercise of the Capricorn III February Warrant (but without giving effect to the exercise of any options to purchase shares or other rights to purchase or receive shares).

                  Capricorn II, Capricorn Holdings and Winokur, on the one hand, and Capricorn III, Capricorn Holdings III and Winokur, on the other hand, may be deemed to share the power to vote and direct the disposition of the shares of Common Stock currently held as described herein, as the case may be.

                  Except as set forth in this Item 5 of Schedule 13D/A (Amendment No. 9), none of Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III, or Winokur has effected any transaction in the Company's Common Stock during the past 60 days.

                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  September 9, 2004

                                        CAPRICORN INVESTORS II, L.P.

                                        By: CAPRICORN HOLDINGS, LLC,
                                            its General Partner


                                            By: /s/ HERBERT S. WINOKUR, JR.
                                                --------------------------------
                                                Herbert S. Winokur, Jr., Manager


                                        CAPRICORN HOLDINGS, LLC


                                        By: /s/ HERBERT S. WINOKUR, JR.
                                            ------------------------------------
                                            Herbert S. Winokur, Jr., Manager


                                        CAPRICORN INVESTORS III, L.P.

                                        By: CAPRICORN HOLDINGS III, LLC,
                                            its General Partner


                                            By: /s/ HERBERT S. WINOKUR, JR.
                                                --------------------------------
                                                Herbert S. Winokur, Jr., Manager


                                        CAPRICORN HOLDINGS III, LLC


                                        By: /s/ HERBERT S. WINOKUR, JR.
                                            ------------------------------------
                                            Herbert S. Winokur, Jr., Manager



                                            /s/ HERBERT S. WINOKUR, JR.
                                            ------------------------------------
                                            Herbert S. Winokur, Jr.